Exhibit 99.1

October 25, 2022

Dear Shareholder:
I am writing to you as the Executive Chairman of the Board of Directors of Global Ship Lease, Inc. (“GSL” or the “Company”) and as a fellow shareholder.
You may know that our 2022 Annual Meeting was originally scheduled for September 27, 2022, but we did not reach the quorum required to conduct business at the meeting. The requisite quorum is at least a majority of the Class A Common Shares of the Company issued and outstanding. The meeting was adjourned to October 7, 2022, but again we did not achieve the requisite quorum. Given the passage of time from the original record date of August 2, 2022, a new record date of October 17, 2022 and meeting date of December 7, 2022 have been set.
During 2022, several substantial shareholders have successfully exited, including CMA CGM SA, who founded the Company in 2007, and Kelso, the US private equity investor which had been an anchor investor in Poseidon - with which the Company merged in 2018 - since 2010. The departure of these larger shareholders removed a perceived ownership overhang, materially increased the trading liquidity of GSL stock, and substantially widened our shareholder base. These are all positive developments for the Company. However, the diversification of our shareholder base brings the administrative challenge of reaching a quorum for our Annual Meeting.
We have again appointed a proxy solicitation firm, Morrow Sodali, for the upcoming rescheduled Annual Meeting, and will work hard, for a third time, to reach quorum. In order to mitigate the risk and associated expense to shareholders of failing to reach quorum in the future, we have added an additional proposal to the agenda for the Annual Meeting (Proposal Three), seeking your approval to reduce the quorum requirement to one-third of the issued and outstanding shares of GSL.
We believe that reducing the quorum is necessary to allow the Company to conduct its business more efficiently, by reducing the possibility of having to adjourn future shareholder meetings due to failure to obtain a quorum, without prejudicing good corporate governance, given the widespread ownership of the Company.  We also expect that the large expenses associated with printing and mailing proxy materials and soliciting proxies will also reduce, for the benefit of all shareholders.
Your Board of Directors unanimously recommends a vote in favor of all of the proposals on the agenda.
For this Annual Meeting we will use the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not necessarily receive paper copies of all of the materials unless you request them. The enclosed notice has instructions for accessing all of the proxy materials online and for voting via the internet.  There is also information on how you may obtain printed copies of our proxy materials if you so choose.  The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholder meetings on the environment
I urge you to vote as soon as possible.

If you have any questions, please contact our proxy solicitation firm Morrow Sodali, at:
509 Madison Avenue, Suite 1206 New York, NY 10022, USA Stockholders Call Toll Free: (800) 662-5200 E-mail: GSL@investor.morrowsodali.com

Yours sincerely, George Giouroukos

October 25, 2022

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.
Global Ship Lease, Inc. is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. We commenced operations in December 2007, with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. As of August 30, 2022, we owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU.
It is our pleasure to invite you to attend the 2022 Annual Meeting (the “Meeting”) of Shareholders of Global Ship Lease, Inc., which will be held at our office at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece on December 7, 2022 at 6:00 p.m. local time.
At the Meeting, our shareholders will consider and vote upon the following proposals:
1.	To elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders;
2.	To ratify the appointment of PricewaterhouseCoopers S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2022;
3.
To approve the adoption of an amendment to our Amended and Restated Articles of Incorporation establishing a quorum for all meetings of our shareholders of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
These proposals are described in detail in the proxy materials.
For this Meeting we will use the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not necessarily receive paper copies of all of our proxy materials unless you request them. We have mailed the enclosed notice with instructions for accessing all of the proxy materials and for voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose. The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholder meetings on the environment.
You are cordially invited to attend the Meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy.
Your vote is very important to us. Whether or not you plan to attend the Meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the Meeting.
Very truly yours, Ian Webber Chief Executive Officer

GLOBAL SHIP LEASE, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2022
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”) will be held at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece on December 7, 2022 at 6:00 p.m. local time, for the following purposes, of which items one, two, and three are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Two”);
3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of shareholders of the Company of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors of the Company recommends that you vote “FOR” each of Proposal One, Proposal Two, and Proposal Three.
Adoption of Proposal One requires the affirmative vote of a majority of the votes cast with respect to such director by shareholders present in person or by proxy and entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of the holders of at least a majority of the Class A common shares outstanding.

The Board of Directors of the Company has fixed the close of business on October 17, 2022 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person.  If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

BY ORDER OF THE BOARD OF DIRECTORS Maria Danezi Secretary

October 25, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON DECEMBER 7, 2022
This Notice presents only an overview of the more complete proxy materials that are available to you on the internet. We are also mailing an accompanying letter from our Executive Chairman.  Shareholders who have already requested printed materials will also receive a copy of our Proxy Statement, proxy card or voting instructions form, and 2021 Annual Report on Form 20-F. We encourage you to access and review all information contained in the proxy materials before voting.
You may access all of the following proxy materials at www.proxyvote.com:

•	this Notice of Annual Meeting of Shareholders;
•	the accompanying letter from our Executive Chairman;
•	the Proxy Statement; and
•	the Company’s 2021 Annual Report on Form 20-F.
If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before November 23, 2022 to facilitate timely delivery.  If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.
Voting by internet.  To vote your proxy via the internet, please go to www.proxyvote.com. Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on December 6, 2022.
Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the Executive Chairman’s letter, notice of Meeting, proxy statement, and annual report to Shareholders electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report to Shareholders electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials and annual report to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS Maria Danezi Secretary

October 25, 2022

_________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2022
_________________

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	3
DIRECTORS AND EXECUTIVE OFFICERS	7
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	11
PROPOSAL ONE – ELECTION OF DIRECTORS	15
PROPOSAL TWO – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17
PROPOSAL THREE – APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO SET THE QUORUM REQUIREMENT FOR MEETINGS OF SHAREHOLDERS	18
OTHER MATTERS	19

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on December 7, 2022 at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the shareholders of the Company entitled to vote at the Meeting on or about October 25, 2022 (“Shareholders”).
VOTING RIGHTS AND OUTSTANDING SHARES
On October 17, 2022 (the “Record Date”), the Company had outstanding 36,295,861 Class A common shares, par value $0.01 per share. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Class A common share then held. To constitute a quorum, there must be present either in person or by proxy, Shareholders representing at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting.
The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted “FOR” the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Class A common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL”.
REVOCABILITY OF PROXIES
A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail or personal contact. The Board of Directors has retained Morrow Sodali as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting, please contact Morrow Sodali at the toll-free number or email address listed below.
509 Madison Avenue, Suite 1206 New York, NY 10022, USA Stockholders Call Toll Free: (800) 662-5200 E-mail: GSL@investor.morrowsodali.com

EFFECT OF ABSTENTIONS
An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote on a particular matter.  Abstentions are counted as present for the purposes of determining a quorum. Abstentions and broker non-votes will not be counted in determining whether Proposal One and Proposal Two have been approved and will have the effect of voting “against” Proposal Three.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING
Why am I receiving these proxy materials?
The proxy materials include an accompanying letter from our Executive Chairman, our Notice of Annual Meeting of Shareholders (the “Notice”), this Proxy Statement (the “Proxy Statement”), and our 2021 Annual Report on Form 20-F (the “Annual Report”).  If you request printed versions of all of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board of Directors has made these materials available to you in connection with the solicitation of proxies by the Board of Directors. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about October 25, 2022.
Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.
How can I access the proxy materials on the internet?
We are using the internet as the primary means of furnishing our proxy materials. Accordingly, Shareholders will not necessarily receive paper copies of all of the materials unless they have requested them. We have sent all Shareholders the Notice and a letter from our Executive Chairman.  The Notice includes instructions (i) for accessing via the internet all of the proxy materials including importantly the Proxy Statement and our Annual Report and (ii) for voting via the internet. The Notice was mailed on or about October 25, 2022. The Notice also provides information on how Shareholders may obtain paper copies of the proxy materials including the Proxy Statement and Annual Report if they so choose. Additionally, you may access the Proxy Statement and Annual Report at www.proxyvote.com.
The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.
Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholder meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website.  Your election to receive proxy materials by e-mail will remain in effect until you terminate it.
Who can vote?
Only Shareholders of record at the close of business on the Record Date, which is October 17, 2022, may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 36,295,861 Class A common shares outstanding. You are entitled to one vote for each Class A common share that you owned on the Record Date.

How do I know if I am a beneficial owner of shares?
If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form”.
What am I voting on?

You will be voting on each of the following:

1.	To elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Two”);
3.
To approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of shareholders of the Company of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
As of the date of this Proxy Statement, the Board of Directors knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal One requires the affirmative vote of a majority of the votes cast with respect to such director by Shareholders present in person or by proxy and entitled to vote at the Meeting. This means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.
Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.
Adoption of Proposal Three requires the affirmative vote of the holders of at least a majority of the Class A common shares outstanding. Abstentions and broker non-votes will have the effect of voting “against” Proposal Three.

How do I vote?

You may vote using one of the following methods:

Over the internet.  If you have access to the internet, we encourage you to vote in this manner.  Refer to your Notice for instructions on voting via the internet and carefully follow the directions.
By telephone.  You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions.  Refer to the notice card accompanying your Notice for validation information.  Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.
By mail.  For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.
In person at the Meeting.  All Shareholders of record on the Record Date, which is the close on business on October 17, 2022, may vote in person at the Meeting.  If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting.  Even if you plan to be present at the Meeting, we encourage you to vote your shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.
Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form.  Please follow the directions on these materials carefully.
Can I change my mind after I vote?
You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:
•	voting again by telephone or over the internet by 11:59 PM Eastern Time on December 6, 2022;
•	giving timely written notice to the Secretary of the Company;
•	delivering a timely later-dated proxy; or
•	voting in person at the Meeting.
If you hold your shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?
In order for us to conduct the Meeting, the Shareholders representing at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy.  This is referred to as a quorum.  Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting.  Your shares will be counted as present at the Meeting if you do one of the following:
•	vote via the internet or by telephone;
•	return a properly executed proxy by mail (even if you do not provide voting instructions); or
•	attend the Meeting and vote in person.
Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those shares present, in person or by proxy, at the Meeting will have the power to adjourn the meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.
What if I return my proxy but do not provide voting instructions?
If you hold your shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board of Directors recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS
Set forth below are the names, ages and positions of our current directors and executive officers. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 3-5 Menandrou Str. 14561 Kifisia, Athens, Greece.

Name	Age	Current Position	Director Class
George Giouroukos	57	Executive Chairman	Term II (term expires in 2022)
Ian J. Webber	65	Chief Executive Officer
Anastasios Psaropoulos	44	Chief Financial Officer
Thomas A. Lister	53	Chief Commercial Officer
Yoram Neugeborn	60	Director*	Term I (term expires in 2024)
Ulrike Helfer	62	Director*	Term I (term expires in 2024)
Alain Pitner	73	Director*	Term I (term expires in 2024)
Michael Chalkias	52	Director*	Term II (term expires in 2022)
Michael S. Gross	61	Director*	Term III (term expires in 2023)
Menno van Lacum	52	Director*	Term III (term expires in 2023)
Alain Wils	79	Director*	Term III (term expires in 2023)

* Independent Director
Biographical information with respect to each of our directors and executive officers is set forth below.

George Giouroukos. Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding ship transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk ships. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.
Ian J. Webber. Mr. Webber became our Chief Executive Officer in August 2008. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.
Anastasios Psaropoulos. Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in more than 190 successful S&P transactions including distressed deals. Prior to Poseidon Containers, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA) of Harvard Business School.
Thomas A. Lister. Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 until the merger with Poseidon Containers in November 2018, was also our Chief Financial Officer. From 2005 until 2007, Mr. Lister was a Senior Vice President at DVB Bank. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles for liner shipping companies and their agents. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.
Yoram Neugeborn. Mr. Neugeborn has been a director since May 2022. Mr. Neugeborn is a Master Mariner with more than 40 years of experience in the shipping industry. He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining the Company’s Board of Directors, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. and from 2008 to 2010 he served as the Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly, Ofer Brothers Shipping, Haifa). Between 2002 - 2007 he served as a Managing Director of Zim-Ofer Shipbrokers. Further, from 1994 to 1998 he served as Commanding Captain onboard ocean-going vessels. Mr. Neugeborn graduated from the Israeli Maritime Institute in Acre, Israel (Haifa University) and has a Certificate of Competency, Master Mariner F.G.

Ulrike Helfer. Ms. Helfer has been a director since June 2022. Ms. Helfer has more than 40 years of experience in the finance industry and more than 20 years of shipping experience. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). In 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece. She spent the preceding five years in Athens managing DVB’s local office by reporting directly to the CEO of the bank. In 2016, Ms. Helfer was asked by the Federal State of Schleswig-Holstein and the City of Hamburg to become a Member of the Board of Managing Directors of the newly established portfoliomanagement AöR. In this role Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.1 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. Ms. Helfer is also a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern.
Alain Pitner. Mr. Pitner, who has 30 years of shipping experience, was appointed a director in November 2018. Mr. Pitner commenced his career in 1974 in the Risk Department of Banque Indosuez, now part of Credit Agricole Group. He held various operational and commercial responsibilities in the Bank’s French Export Credit Department. In 1987, Mr. Pitner joined the Shipping Division of the Bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. He then was entrusted with increasingly senior roles. In September 2017, after 42 years, Mr. Pitner retired from the bank. He graduated from Reims business school and holds a MSIA from Krannert Business School—Purdue University, USA.
Michael Chalkias. Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder and Co-Chief Executive Officer of the Prime Marine group, a leading global operator and manager in the seaborne oil and gas transportation space, which has managed more than 100 ships since its inception, Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust, a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. Mr. Chalkias counts more than 25 years in the shipping industry, during which he has accumulated extensive in-depth knowledge in all aspects of the business and established strong relationships in the sector. Through Prime Marine, he has invested in many ships, primarily product tankers and gas carriers and has partnered with a number of international banks and US private equity firms. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was actively involved with debt and equity instruments as well as structured financing. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.
Michael S. Gross. Mr. Gross has been a director since inception and was Chairman from September 2008 to November 2018 when the strategic combination with Poseidon Containers closed. Mr. Gross is the Chairman of the board of directors and Co-Chief Executive Officer of SLR Investment Corp. and SLR Senior Investment Corp., publicly traded BDC’s focused on private direct lending. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P., the investment adviser to AIC. From 1990 to 2006 Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.

Menno van Lacum. Mr. van Lacum was appointed a director in November 2018. He commenced his career in 1997 by joining the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group as a Partner in the Netherlands focusing primarily on holding investments in the maritime industry. In 2019, Mr. van Lacum became CEO of Prow Capital, a private debt fund manager focusing on ESG investments in the shipping industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.
Alain Wils. Mr. Wils has been a director since May 2014. He is a consultant in the shipping and logistics industries, after more than 40 years of experience in the sector. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d’Honneur in 1995 and chaired the French Shipowners’ Association from 1998 to 2000.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Compensation of our Executive Officers
For the year ended December 31, 2021, we have expensed an aggregate of $2.34 million in compensation to our executive officers. Set forth below is a description of certain material terms of the employment agreements with each of our executive officers, which is qualified in its entirety by the respective agreements which are filed as exhibits to our Annual Report.
George Giouroukos, Executive Chairman
Mr. Giouroukos has entered into an employment agreement with GSL Enterprises Ltd. (“GSLE”), one of our wholly-owned subsidiaries, and Mr. Giouroukos serves as our Executive Chairman pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to his employment agreement, Mr. Giouroukos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
The agreement is terminable by Mr. Giouroukos if he provides not less than six months’ advance written notice to GSLE except if such termination is for “good reason”, including a “change in control” of the Company, as such terms are defined in his employment agreement, in which case Mr. Giouroukos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSLE. GSLE is able to terminate Mr. Giouroukos’s employment agreement by providing no less than 12 months’ advance written notice to Mr. Giouroukos (subject to exceptions in the case of summary termination). If Mr. Giouroukos resigns for “good reason” or GSLE terminates his employment for any reason whatsoever other than for “cause”, Mr. Giouroukos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.
Ian Webber, Chief Executive Officer
Mr. Webber has entered into an employment agreement with Global Ship Lease Services Limited (“GSLS”), one of our wholly-owned subsidiaries, and Mr. Webber serves as our Chief Executive Officer pursuant to the terms of an inter-company agreement between us and GSLS.
Pursuant to his employment agreement, Mr. Webber receives a salary and is eligible to receive a cash bonus payment up to an annual maximum of 60% of his salary at the discretion of GSLS. He is also eligible to receive share-based incentives.
The agreement will automatically terminate on September 20, 2025, except as otherwise agreed in writing. In addition, the agreement may be earlier terminated by Mr. Webber if he provides not less than six months advance written notice to GSLS, or by GSLS if it provides not less than 12 months advance written notice to him (subject to exceptions in the case of summary termination). GSLS has the right to terminate Mr. Webber at any time and in its absolute discretion by paying Mr. Webber a sum equal to his salary and contractual benefits for the relevant period of notice.
The agreement also provides that, during his employment or for a period of one year thereafter, Mr. Webber will not, among other actions, solicit or attempt to solicit certain employees or certain customers of ours (or one of our group companies) or be involved in any relevant business in competition with us (or one of our group companies).

Anastasios Psaropoulos, Chief Financial Officer
Mr. Psaropoulos has entered into an employment agreement with GSLE, one of our wholly-owned subsidiaries, and serves as our Chief Financial Officer pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to the employment agreement, Mr. Psaropoulos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
The agreement is terminable by Mr. Psaropoulos if he provides not less than six months’ advance written notice to GSLE except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in the employment agreement, in which case Mr. Psaropoulos is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSLE. GSLE is able to terminate Mr. Psaropoulos’ employment agreement by providing no less than 12 months’ advance written notice to Mr. Psaropoulos (subject to exceptions in the case of summary termination). If Mr. Psaropoulos resigns for “good reason” or GSLE terminates his employment for any reason whatsoever other than for “cause”, Mr. Psaropoulos is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.
Thomas Lister, Chief Commercial Officer
Mr. Lister has entered into an employment agreement with GSLE, one of our wholly-owned subsidiaries, and serves as our Chief Commercial Officer pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to the employment agreement, Mr. Lister receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
The agreement is terminable by Mr. Lister if he provides not less than six months’ advance written notice to GSLE except if such termination is for “good reason”, including a “change in control” of Global Ship Lease, Inc., as such terms are defined in the employment agreement, in which case Mr. Lister is able to terminate the agreement by providing not less than 14 days’ advance written notice to GSLE. GSLE is able to terminate Mr. Lister’s employment agreement by providing no less than 12 months’ advance written notice to Mr. Lister (subject to exceptions in the case of summary termination). If Mr. Lister resigns for “good reason” or GSLE terminates his employment for any reason whatsoever other than for “cause”, Mr. Lister is entitled to receive a severance payment in lieu of a salary and contractual benefits for 12 months following the termination date, together with any bonus payable in accordance with the terms of the employment agreement.
Compensation of our Directors
Our Executive Chairman is employed and remunerates as an executive by GSLE and is entitled to a net annual salary of about $80,000 and an annual performance-based cash bonus which is anticipated to be at least $170,000. Our other directors receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the Nominating and Corporate Governance Committee and the Compensation Committee of the Board of Directors each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our Board of Directors or committees.

2019 Omnibus Incentive Plan
On February 4, 2019, our Board of Directors adopted the 2019 Omnibus Incentive Plan, and on September 29, 2021, we amended and restated the plan to provide for the issuance of additional shares thereunder (the “2019 Plan”). Under the 2019 Plan, directors, officers and employees (including any prospective director, officer or employee) of us and our subsidiaries and affiliates are eligible to receive non-qualified options, stock appreciation rights, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards as set forth fully in the 2019 Plan. During any calendar year, each non-employee director may not be granted more than 25,000 shares of Class A common stock or cash awards in excess of $100,000. We initially reserved a total of 1,812,500 Class A common shares, which was subsequently increased to 3,412,500 Class A common shares, for issuance under the 2019 Plan during its 10-year term.
The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of our Board of Directors or such other committee of our Board of Directors as may be designated by the Board of Directors.
Under the terms of the 2019 Plan, stock options and appreciation rights granted under the 2019 Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.
The plan administrator may grant restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the 2019 Plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the 2019 Plan. The 2019 Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2019 Plan), unless otherwise provided by the 2019 Plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the 2019 Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of 2019 Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by our Board of Directors, the 2019 Plan will expire 10 years from the date on which the 2019 Plan was adopted by the Board of Directors.

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the 2019 Plan. In 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under the 2019 Plan resulting in awards totaling up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.
The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 had been issued.
On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase of 1,600,000 in the aggregate number of Class A common shares available for issuance as awards under the Plan and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company’s stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. The Board of Directors also increased the number of Class A common shares that could be issued to any non-employee director in any calendar year to 100,000 shares and approved stock-based awards to non-executive directors under the 2019 Plan totaling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management. During May 2022, the unvested shares attributable to the one director who stood down were reallocated, pro-rata, to a new appointee.
During June 2022, the unvested shares attributable to the one director who stood down were forfeited. No award has been made for the new appointee.
During the six months ended June 30, 2022 and, in the year, ended December 31, 2021, 110,080 and 55,175 incentive shares vested, respectively, under the new awards.
Of the total incentive shares which vested under both plans up to June 30, 2022, 224,818 had not been issued.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company has eight directors on its Board, which is divided into three classes, as provided above under the section entitled “Directors and Executive Officers.”
As provided in the Company’s Amended and Restated Articles of Incorporation, as amended, and Third Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of their death, resignation, removal or earlier termination of his term of office. The term of our two Term II directors expires at this Meeting.  Accordingly, the Board of Directors has nominated Michael Chalkias and George Giouroukos, each a current Term II director, for re-election as Term II directors whose terms would next expire at the Company’s 2025 Annual Meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following nominees. It is expected that each such nominee will be able to serve, but, if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominees for Election to the Company’s Board of Directors
Information concerning the nominee for directors of the Company is set forth below:
Name	Age	Current Position
Michael Chalkias	52	Term II Director
George Giouroukos	57	Term II Director
Certain biographical information about Messrs. Chalkias and Giouroukos is set forth below.
Michael Chalkias. Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder and Co-Chief Executive Officer of the Prime Marine group, a leading global operator and manager in the seaborne oil and gas transportation space, which has managed more than 100 ships since its inception, Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust, a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. Mr. Chalkias counts more than 25 years in the shipping industry, during which he has accumulated extensive in-depth knowledge in all aspects of the business and established strong relationships in the sector. Through Prime Marine, he has invested in many ships, primarily product tankers and gas carriers and has partnered with a number of international banks and US private equity firms. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was actively involved with debt and equity instruments as well as structured financing. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at the City University of London and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth. Mr. Chalkias is considered an “independent director,” as such term is defined in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, and the NYSE rules.

George Giouroukos. Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding ship transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk ships. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.
Required Vote.  Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting.
Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal One.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers S.A as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.
PricewaterhouseCoopers S.A has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.
The Audit Committee of the Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting.
Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal Two.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

PROPOSAL THREE
APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO SET THE QUORUM REQUIREMENT FOR SHAREHOLDER MEETINGS
The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s Amended and Restated Articles of Incorporation to set the number of shares which shall constitute a quorum for the transaction of all business at any meeting of shareholders at one-third (1/3) of the shares issued and outstanding and entitled to vote at such meeting (the “Quorum Amendment”).
The Company’s Amended and Restated Articles of Incorporation currently requires a quorum, with respect to the election of directors, of the majority of the Company’s common stock. The Board of Directors believes that, without the Quorum Amendment, there is an increasing danger that the Company will not be able to obtain a quorum at future shareholder meetings, thus hindering the Company’s ability to conduct business. Due to the size of, and how dispersed the Company’s stockholder base is, it has become increasingly more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials and the costs that accompany any proxy solicitation, including costs related to printing and mailing proxy materials to shareholders, is a large expense. The Board of Directors believes that reducing the quorum requirement by adopting the Quorum Amendment will markedly reduce, although not eliminate, the risk of failing to contact a sufficient number of shareholders and consequently of not obtaining quorum for any particular shareholders meeting, and further, will allow the Company to conduct its business more efficiently by reducing the possibility of having to adjourn future shareholder meetings due to the failure to obtain a quorum.
If the Quorum Amendment is approved, the Company’s Amended and Restated Articles of Incorporation will be amended as follows:
(1)          To strike the following sentence from Article V, paragraph (c): “Quorum for voting for a director shall be a majority of the aggregate Common Shares.”
(2)          To include a new Article X to the Amended and Restated Articles of Incorporation, substantially in the following form:
“ARTICLE X - MEETINGS OF THE SHAREHOLDERS
At all meetings of shareholders of the Corporation, except as otherwise expressly provided by law, there must be present either in person or by proxy, shareholders of record holding at least one-third (1/3) of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.”
Required Vote. Adoption of Proposal Three requires the affirmative vote of the holders of at least a majority of the outstanding Class A common shares.
Effect of abstentions. Abstentions and broker “non-votes” will have the effect of voting against Proposal Three.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS Maria Danezi Secretary

October 25, 2022

GLOBAL SHIP LEASE, INC.
25 WILTON ROAD
LONDON SW1V 1LW
UNITED KINGDOM

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D92403-Z83745 KEEP THIS PORTION FOR YOUR RECORDS

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GLOBAL SHIP LEASE, INC.

1. Election of two (2) Term II Directors to serve until the 2025 Annual Meeting of Shareholders.

Nominees:	For	Against	Abstain
1a. Michael Chalkias	☐	☐	☐
1b. George Giouroukos	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Form 20-F and Shareholder Letter are available at www.proxyvote.com.

D92404-Z83745

GLOBAL SHIP LEASE, INC.
Annual Meeting of Shareholders
December 7, 2022 6:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) George Giouroukos, Ian Webber and Anastasios Psaropoulos, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common stock of GLOBAL SHIP LEASE, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 6:00 PM, LST on December 7, 2022, at the 3-5 Menandrou Str, 14561 Kifisia, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side